Exhibit (4)(q)

NO LAPSE GUARANTEE RIDER

BENEFIT SUMMARY

This rider guarantees that the policy will continue in effect until the end of the Guarantee Period shown in the Policy Specifications if you pay a premium by the beginning of each policy month at least equal to one twelfth of the No Lapse Premium, and if you have taken no policy loans or withdrawals, and if there have been no changes (scheduled or unscheduled) in coverage under this policy. The policy will also stay in effect under this rider with other premium payment patterns and with other coverage amounts so long as the Condition For The No Lapse Guarantee To Be In Effect, as described below, is satisfied.

SOME DEFINITIONS USED IN THIS RIDER

Guarantee Period – is the time during which we guarantee the death benefit will remain in force if the condition for the No Lapse Guarantee To Be In Effect (see below) is satisfied. The Guarantee Period is shown in the Policy Specifications. The Guarantee Period begins on the Policy Date and does not re-start if coverage is added or increased.

No Lapse Premium – is an amount used during the Guarantee Period to determine the No Lapse Credit (see next section), which in turn is used to determine if the No Lapse Guarantee is in effect. The No Lapse Premium is expressed as an annual amount. The initial No Lapse Premium is the No Lapse Premium in effect on the Policy Date and is shown in the Policy Specifications. The No Lapse Premium may change as described in the “Changes in No Lapse Premium” section below.

No Lapse Credit – is a value used to determine if the No Lapse Guarantee is in effect. It is calculated at the beginning of each policy month during the Guarantee Period. The No Lapse Credit as of the Policy Date, which is also the first Monthly Payment Date, is equal to the premium paid less one-twelfth of the initial No Lapse Premium. On any other Monthly Payment Date, the No Lapse Credit is equal to:

•	the No Lapse Credit as of the prior Monthly Payment Date multiplied by (1+i), where:
–	i = 0.327374% if the No Lapse Credit is negative; otherwise,
–	i = the rate shown in the Policy Specifications;

•	plus premiums received since the prior Monthly Payment Date;
•	less withdrawals taken since the prior Monthly Payment Date; and
•	less one-twelfth of the then current No Lapse Premium.

Net Accumulated Value – is the policy Accumulated Value less policy debt.

PROVISIONS OF THIS RIDER

No Lapse Guarantee Rider Charge – There may be a charge for this rider. Any such charge is described in the Policy Specifications.

Changes In No Lapse Premium – Any change in face amount or coverage, scheduled or not, may cause a change in the No Lapse Premium. If the No Lapse Premium changes as a result of such change, we will inform you of the amount of the changed No Lapse Premium.

Condition For The No Lapse Guarantee To Be In Effect – For the No Lapse Guarantee to be in effect, the No Lapse Credit less policy debt must be equal to or greater than zero.

Catch-Up Amount – If the No Lapse Guarantee has become ineffective because the above condition has not been satisfied, the No Lapse Guarantee may be brought back into effect by

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paying the Catch-Up Amount. The Catch-Up Amount is equal to the amount of premium necessary after deduction of the Premium Load so that the No Lapse Credit less policy debt is equal to zero.

No Lapse Guarantee Benefit – If the No Lapse Guarantee is in effect, and if your policy would lapse in the absence of this rider due to insufficient Net Accumulated Value (the Accumulated Value less policy debt), to cover the Monthly Deductions due, the policy will not enter the grace period and will not lapse. Instead, the policy will continue under the No Lapse Guarantee and it will stay in force as long as you continue to meet the condition for the No Lapse Guarantee to be in effect.

Monthly Deductions Deficit – If the policy is continued under the No Lapse Guarantee, then the policy has no Net Accumulated Value from which Monthly Deductions can be collected. Any such uncollected amounts are accumulated without interest and the result is called the Monthly Deductions Deficit. Any payment made when the policy is continued under the No Lapse Guarantee will first be used to reduce the Monthly Deductions Deficit. After the Monthly Deductions Deficit is reduced to zero, any excess will be applied to the Accumulated Value, as described in your policy. If you want to keep your policy in force at the end of the Guarantee Period, you must make a payment sufficient to reduce the Monthly Deductions Deficit to zero. In such case, any excess will then be applied to the Accumulated Value, as described in your policy. Any payment used to reduce the Monthly Deductions Deficit is a premium payment and will be subject to the Premium Loads shown in your policy.

Other Riders Attached To Policy At Issue – If the policy is continued under the No Lapse Guarantee, any attached riders will continue or end according to their terms.

Class – The non-guaranteed policy charges and credits for the Class to which this policy belongs are determined separately from the non-guaranteed charges and credits for the policies that do not have this rider attached. Class is determined by a number of factors, including the Insured’s Age, Risk Classification, Policy Date, policy duration, Guarantee Period and the presence or absence of this rider. Any changes in non-guaranteed elements will apply uniformly to all members of the same class.

Effective Date – This rider is effective on the Policy Date unless otherwise stated. It will end on the earliest of:

•	your Written Request;
•	the date when the No Lapse Credit and the Net Accumulated Value are both less than zero; or
•	at the end of the Guarantee Period.

General Conditions – This rider is part of the policy to which it is attached. All terms of the policy that do not conflict with this rider’s terms apply to this rider.

Signed for Pacific Life Insurance Company,

Chairman and Chief Executive Officer Secretary	Secretary

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